Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

2010 Raymond James Conference Our Strategy for Company Transformation Ten Comprehensive Initiatives to Change Baker Hughes March 9th, 2010

Forward-Looking Statements Information set forth in this document (and all oral statements made regarding the subjects of this document) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect our expectations regarding future events without taking into account the impact of the pending transaction to acquire BJ Services Company. Such forward-looking statements include, but are not limited to, statements about our expectations regarding our business outlook and business plans, the business plans of our customers, changes in revenue, pricing, expenses, capital spending, backlogs, profitability, tax rates, strategies for our operations, impact of our common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; the ability to obtain regulatory approvals for the pending transaction to acquire BJ Services Company and the approval of the transaction by stockholders; the ability to successfully integrate any acquired businesses and unexpected costs or unexpected liabilities that may arise from any transaction, whether or not consummated; the outcome of pending litigation; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect our business; and the business plans of customers. Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated ("Baker Hughes") filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction with BJ Services Company ("BJ Services"), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock. The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.

Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC. Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the SEC, which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise. Participants in the Solicitation

5 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 Our Strategy

6 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 6 Our Strategy Improve Customer Intimacy Reorganization People strategy Market segments Optimize Product Portfolio Reservoir Target R&D Product lines M&A Achieve Operational Efficiency Finance outsourcing IT strategy Supply chain

7 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 7 Improve Customer Intimacy

9 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 9 Improve Customer Intimacy 1) Geographic Reorganization

10 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 10 Improve Customer Intimacy 1) Geographic Reorganization 2) People Strategy

11 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 11 Improve Customer Intimacy 1) Geographic Reorganization 2) People Strategy 3) Market Segmentation

12 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 12 Optimize Product Portfolio

13 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 13 Optimize Product Portfolio 4) Reservoir

14 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 14 Optimize Product Portfolio 4) Reservoir 5) Targeted R&D

15 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 15 Optimize Product Portfolio 4) Reservoir 5) Targeted R&D 6) Product line

16 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 16 Optimize Product Portfolio 4) Reservoir 5) Targeted R&D 6) Product line 7) M&A

17 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 17 Achieve Operational Effectiveness

18 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 18 Achieve Operational Effectiveness 8) Finance Outsourcing

19 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 19 Achieve Operational Effectiveness 8) Finance Outsourcing 9) IT Strategy

20 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 20 Achieve Operational Effectiveness 8) Finance Outsourcing 9) IT Strategy 10) Supply Chain Strategic Sourcing Global Logistics Sales & Operations Planning

21 21 Global Manufacturing Capacity ~ 2008 70% 27% 1% 1% Source: 2008 BHI Financials 0% < 1%

Productivity Adjusted Labor Rates per Hour 1 Average labor rate based upon capacity splits across regions and facilities. 2 Labor rate and productivity data sources: Globalproduction.com, ILO, KILM and other 2 Manufacturing Labor Rates

23 23 Machining Chemicals Electronics Fragmentation of Spending

Business Requirement Analysis Supply Chain Assessment Make/Buy & Geo-sourcing Analysis Supplier Rationalization & Globalization Fact Finding Category Definition Spend Analytics Part Family Definition Supplier Segmentation Strategic Framework Control I.P. Local Content Incentives Execution Product Transition Transition Standard Work KPI development Monitor, measure & react Global Manufacturing Strategy - Process

IP/Complexity Supply Chain Capability L H H Make Near Technology Center of Excellence Make at Low-Cost Source Buy from Low-Cost Source Long-term agreements w/ Strategic suppliers Strategic Sourcing Model

Balanced Geo-sourcing Model Customer Centric Cost Sensitive Competition Sensitive Global Manufacturing Strategy - Locations

Shortening the Chain Geographically Balance Supply with Customer Demand Segment & Rationalize the Supply Base Leverage One-Company Run Lean (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 27 27

Our Strategy Improve Customer Intimacy Reorganization People strategy Market segments Optimize Product Portfolio Reservoir Target R&D Product lines M&A Achieve Operational Efficiency Finance outsourcing IT strategy Supply chain 28 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 28

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